January 4, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-222236) of Bionik Laboratories Corp. (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-1 (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Monday, January 8, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrant hereby authorizes Stephen E. Fox, of Ruskin Moscou Faltischek, P.C., to orally modify or withdraw this request for acceleration.

The Registrant acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and (iii) the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

January 4, 2018

We request that we be notified of such effectiveness by a telephone call to Mr. Fox at (516) 663-6580, or in his absence Michael S. Williams, of Ruskin Moscou Faltischek, P.C., at (516) 663-6657. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Ruskin Moscou Faltischek, P.C., attention: Stephen E. Fox, via email at sfox@rmfpc.com.

Very truly yours,

BIONIK LABORATORIES CORP.

By: /s/ Leslie Markow
Name: Leslie Markow
Title: Chief Financial Officer